CMB.TECH NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

July 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010
Re:	CMB.TECH NV
Registration Statement on Form F-4 (No. 333- 288458)

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Act”), CMB.TECH NV (the “Registrant”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on July 16, 2025, or as soon thereafter as practicable.
The Registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti at (212) 574-1274 or billotti@sewkis.com of Seward & Kissel LLP, counsel to the Registrant.

Sincerely,

CMB.TECH NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer